Exhibit 12

Statements re: computation of ratio of earnings to combined fixed charges and preferred distributions

(Dollars in Thousands)

	For the six months ended June 30,		For the year ended December 31,
	2015		2014		2013		2012		2011	2010
Net income (loss) from continuing operations	$1,125		$(5,902	)(1)	$1,527		$3,761		$5,714	$4,928
Add: fixed charges and preferred and senior common distributions	17,680		33,592		31,506		26,962		21,247	21,191
Less: preferred and senior common distributions	(2,532)		(4,636)		(4,394)		(4,206)		(4,156)	(4,114)

Earnings	$16,273		$23,054		$28,639		$26,517		$22,805	$22,005
Fixed charges and preferred and senior common distributions:
Interest expense (2)	14,264		27,284		25,314		21,239		16,158	16,031
Amortization of deferred financing fees	878		1,656		1,780		1,502		918	1,031
Estimated interest component of rent	6		16		18		15		15	15
Preferred and senior common distributions	2,532		4,636		4,394		4,206		4,156	4,114

Total fixed charges and preferred and senior common distributions	$17,680		$33,592		$31,506		$26,962		$21,247	$21,191
Ratio of earnings to combined fixed charges and preferred distributions	N/A	(3)	N/A	(4)	N/A	(5)	N/A	(6)	1.1	1.0

(1)	We recognized a $14.2 million impairment loss and a $5.3 million gain on debt extinguishment as a result of our Roseville, MN deed-in-lieu transaction during the year ended December 31, 2014.
(2)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.
(3)	For the six months ended June 30, 2015, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $1,407.
(4)	For the year ended December 31, 2014, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $10,538.
(5)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $2,867.
(6)	For the year ended December 31, 2012, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $445.

N/A: Not Applicable

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations and before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three, for the years ended December 31, 2010 to 2014 and for the six months ended June 30, 2015.